Exhibit 8.1

Principal Sub-holding Companies—Ownership Structure

As of March 31, 2017

(1)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as CIBSA.
(2)	Percentage of issued and outstanding capital stock owned by CIBSA (63% of Coca-Cola FEMSA’s capital stock with full voting rights). See “Item 4. Information on the Company – Coca-Cola FEMSA – Capital Stock.”
(3)	Ownership in CB Equity held through various FEMSA subsidiaries.
(4)	Combined economic interest in Heineken N.V. and Heineken Holding N.V.
(5)	Includes the Retail Division, the Health Division and the Fuel Division.